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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

QUINTANA MARITIME LIMITED
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y71696109
(CUSIP Number)
Anne E. Gold, First Reserve Corporation, One Lafayette Place, Greenwich, Connecticut 06830 (203) 625-2520
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Y71696109

1	NAMES OF REPORTING PERSONS: FR X Offshore GP Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0468822

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,727,895

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

5,727,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,727,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*Calculated in the manner set forth in Item 5.

CUSIP No.	Y71696109

1	NAMES OF REPORTING PERSONS: FR X Offshore GP, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0478156

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,727,895

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

5,727,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,727,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*Calculated in the manner set forth in Item 5.

CUSIP No.	Y71696109

1	NAMES OF REPORTING PERSONS: FR X Offshore, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0478161

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,727,895

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

5,727,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,727,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*Calculated in the manner set forth in Item 5.

Item 1. Security and Issuer
     This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Quintana Maritime Limited, a corporation organized in the Republic of the Marshall Islands (the “Issuer”). The Issuer has its principal executive offices at Pandoras 13 & Kyprow Street, 166 74 Glyfada, Greece.
Item 2. Identity and Background
     This Schedule 13D is being filed jointly by FR X Offshore, L.P. (“Offshore LP”), FR X Offshore GP, L.P. (“Offshore GP”), and FR X Offshore GP Limited (“First Reserve”, and collectively, the “Reporting Persons”) to report the acquisition by Offshore LP of 2,640,000 shares of Common Stock. Offshore GP is the general partner of Offshore LP. First Reserve is the general partner of Offshore GP. The Reporting Persons, by and through the holdings of Offshore LP, directly own more than 5% of the issued and outstanding shares of Common Stock.
     Offshore LP is a Cayman Islands limited partnership with a limited term of existence, the principal purpose of which is to make equity and equity-related investments in companies engaged in various energy and energy related activities. Offshore GP is a Cayman Islands limited partnership, the sole purpose of which is to act as the general partner of Offshore LP. First Reserve is a Cayman Islands corporation, the sole purpose of which is to act as the general partner of Offshore GP.
     The principal business and office address of the Reporting Persons is c/o Walkers SPV Limited, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Island.
     Information with respect to the executive officers and directors of First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the attached Schedule I, which is incorporated in this Schedule 13D by reference.
     During the last five years, none of the Reporting Persons nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On May 11, 2006, Offshore LP purchased 160,000 units from the Issuer (the “Units”) for an aggregate purchase price of $15 million (the “May 2006 acquisition”). Each Unit consisted of one share of 12% Mandatorily Convertible Preferred Stock (the “Preferred Stock”) and four warrants, each of which (following the Stockholder Approval, as defined below) entitles the holder to acquire one share of Common Stock for an exercise price of $8.00 (the “Warrants”). Upon the approval of holders of the Issuer’s Common Stock on August 11, 2006 (the “Stockholder Approval”), each share of Preferred Stock automatically converted into 12.5 shares of Common Stock, and each Warrant became exercisable at any time by its holder. In connection with its acquisition of the Units, the Reporting Persons thus acquired beneficial ownership of an aggregate of 2,640,000 shares of Common Stock.
     The sources of funds for the acquisition of the Units were funds contributed to Offshore LP by its limited partners and Offshore GP as its general partner.
Item 4. Purpose of Transaction
     The purchase of the Units by the Reporting Persons (and the acquisition of the underlying 2,640,000 shares of the Common Stock) was undertaken for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through exercise of their voting rights with respect to all of their shares of Common Stock.
     The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, the eventual liquidation of Offshore LP in accordance with its partnership agreement, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.
     Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
     (a) As of August 11, 2006, the Reporting Persons beneficially owned an aggregate of 5,727,895 shares of Common Stock, constituting approximately 11.4% of the issued and outstanding shares of Common Stock (calculated in the manner set forth below).
     The 5,727,895 shares consist of 5,712,395 shares directly owned by Offshore LP, and 15,500 shares of restricted stock issued under the Issuer’s 2005 Stock Incentive Plan to Joseph R. Edwards, a director of First Reserve, in his capacity as a director of the Issuer. The 5,712,395 shares owned directly by Offshore LP include 640,000 shares of Common Stock underlying Warrants held by Offshore LP, which Warrants may be exercised by Offshore LP at any time at an exercise price of $8.00 per share. The Reporting Persons are entitled to a portion of the profits from the sale of the 15,500 shares of restricted stock held by Mr. Edwards, and may therefore be deemed to share beneficial ownership over such securities.
     The percentage of ownership set forth above is obtained (in accordance with Rule 13d-3(d)(1)(i)(D)) by dividing (i) the 5,727,895 shares of Common Stock beneficially owned by the Reporting Persons; by (ii) 50,357,717 outstanding shares of Common Stock, comprised of (A) 24,148,242 shares of Common Stock outstanding as of July 31, 2006 (as indicated in the Issuer’s Form 10-Q filed on August 9, 2006); plus (B) 25,569,475 shares of Common Stock issued on August 11, 2006 upon the conversion of the 2,045,558 shares of Preferred Stock; plus (C) the 640,000 shares of Common Stock underlying the Warrants owned by Offshore LP.
     (b) All of the Reporting Parties are controlled by First Reserve, and as a result of such control share the power to vote and dispose of the Units.
     (c) In addition to the transactions described in Items 3 and 4, the Reporting Persons may be deemed to have acquired beneficial ownership of 3,500 shares of Common Stock that were granted to Joseph R. Edwards on May 15, 2006 pursuant to the Issuer’s 2005 Stock Incentive Plan.
     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Common Stock beneficially owned by the Reporting Persons.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
JOINT FILING AGREEMENT
     A Joint Filing Agreement dated August 21, 2006, by and among FR X Offshore, L.P., FR X Offshore GP, L.P. , and FR X Offshore GP Limited has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.
THE 2005 REGISTRATION RIGHTS AGREEMENT
     Following the dissolution of Quintana Maritime Investors, LLC (“QMI”), Offshore LP has registration rights with respect to certain shares of Common Stock pursuant to a Registration Rights Agreement dated April 8, 2005 between QMI and the Issuer (the “2005 Registration Rights Agreement”). The 2005 Registration Statement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference. The summary of the 2005 Registration Rights Agreement is qualified in its entirety by reference to the text of Exhibit 2 hereto.
THE 2006 REGISTRATION RIGHTS AGREEMENT
     Upon the issuance of the Units, the Issuer, Dahlman Rose & Co., LLC, and Fortis Securities LLC on behalf of Offshore LP and the other purchasers of the Units entered into a Registration Rights Agreement dated May 11, 2006 (the “2006 Registration Rights Agreement”), pursuant to which Offshore LP obtained certain registration rights with respect to the Units, the Preferred Stock, the Warrants, and the shares of Common Stock underlying the Preferred Stock and the Warrants. The 2006 Registration Statement is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference. The summary of the 2006 Registration Rights Agreement is qualified in its entirety by reference to the text of Exhibit 3 hereto.
THE WARRANT
     In connection with its purchase of the Units, Offshore LP on May 11, 2006 obtained 640,000 Warrants, each exercisable for one share of Common Stock at an exercise price of $8.00. A form of the Warrant, governing certain terms and conditions relating to the Warrant and its exercise for the underlying Common Stock, is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference. The summary of the Warrant is qualified in its entirety by reference to the text of Exhibit 4 hereto.
THE WARRANT AGREEMENT
     On May 11, 2006, the Issuer and Computershare Trust Company, N.A., as warrant agent entered into a warrant agreement in connection with the issuance of the Warrants (the “Warrant Agreement”). The Warrant Agreement governs certain terms and conditions relating to the Warrants and their exercise. The Warrant Agreement is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference. The summary of the Warrant Agreement is qualified in its entirety by reference to the text of Exhibit 5 hereto.
UNIT CERTIFICATE
     On May 11, 2006, Offshore LP received a Unit Certificate (the “Unit Certificate”) governing certain terms and conditions relating to the Units purchased by Offshore LP on such date. The Unit Certificate is filed as Exhibit 6 to this Schedule 13D and is incorporated herein by reference. The summary of the Unit Certificate is qualified in its entirety by reference to the text of Exhibit 6 hereto.

Item 7. Material to Be Filed as Exhibits
Exhibit 1.   Joint Filing Agreement of Schedule 13D.
Exhibit 2.   Registration Rights Agreement dated April 8, 2005, filed by the Issuer with the Securities and Exchange Commission on June 30, 2005 as Exhibit 10.5 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-124576), and incorporated by reference herein as Exhibit 2 to this Schedule 13D.
Exhibit 3.   Registration Rights Agreement dated May 11, 2006, filed by the Issuer with the Securities and Exchange Commission on July 21, 2006 as Exhibit 10.4 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-135109), and incorporated by reference herein as Exhibit 3 to this Schedule 13D.
Exhibit 4.   Warrant dated May 11, 2006, filed by the Issuer with the Securities and Exchange Commission on July 21, 2006 as Exhibit 4.4 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-135109), and incorporated by reference herein as Exhibit 4 to this Schedule 13D.
Exhibit 5.   Warrant Agreement dated May 11, 2006, filed by the Issuer with the Securities and Exchange Commission on July 21, 2006 as Exhibit 4.6 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-135109), and incorporated by reference herein as Exhibit 5 to this Schedule 13D.
Exhibit 6.   Unit Certificate dated May 11, 2006, filed by the Issuer with the Securities and Exchange Commission on July 21, 2006 as Exhibit 4.2 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-135109), and incorporated by reference herein as Exhibit 6 to this Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

FR X OFFSHORE GP LIMITED

Date: August 21, 2006	By:	/s/ Anne E. Gold

		Name:	Anne E. Gold
		Title:	Assistant Secretary

FR X OFFSHORE GP, L.P.

	By:	FR X Offshore GP Limited, Its General Partner

Date: August 21, 2006	By:	/s/ Anne E. Gold

		Name:	Anne E. Gold
		Title:	Assistant Secretary

FR X OFFSHORE, L.P.

	By:	FR X Offshore GP, L.P., Its General Partner

	By:	FR X Offshore GP Limited, Its General Partner

Date: August 21, 2006	By:	/s/ Anne E. Gold

		Name:	Anne E. Gold
		Title:	Assistant Secretary

EXHIBIT INDEX
Exhibit 1.   Joint Filing Agreement dated August 21, 2006.